Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On November 3, 2010, Southwest Airlines Co. (“Southwest”) made the following post on its intranet blog, SWALife.

Maintaining our Strong Culture

Ginger Hardage

In our ongoing discussion on how we are planning to integrate Southwest and AirTran, post close; this week’s topic will focus on Culture. We know the Culture at Southwest Airlines is something special. It is our core. It is our heart. As we approach our 40th Anniversary and the prospect of adding the AirTran Family, it is imperative that every single one of us live “out loud” the Culture we want to see carried forward.

Take some time to see what Gary had to say about Culture, in this week’s SWALife video blog.

You know the importance to Southwest of being a great place to work. You know that comes from taking care of our People and nurturing a strong Culture. That vision and priority is helping guide our Integration Planning process. I can assure you that we would not have taken on this acquisition if we thought it would hurt our Culture.

AirTran is an Employee-centric organization, just like Southwest. They have won numerous awards for Customer Service, just like Southwest. They have passionate, resilient People who care about each other and who care about serving Customers, just like Southwest. And just like Southwest, they have great pride in their company, a passion for innovation, a commitment to efficiency, a dedication to low costs, and a strong emphasis on Culture.

As we plan over the coming months for this transition, we must continue to live by The Golden Rule and make it a priority to welcome the AirTran Crew Members (how AirTran Employees refer to themselves) into the Southwest Family, in the right way, at the right time. Through the initial planning meetings we have had with AirTran, it is clear to us that their Employees respect Southwest and what we have been able to accomplish. They believe that we’re a good Company that respects our People, and that, likewise, we’re going to respect them. We know that respect is not a given and that it is not offered lightly. We’re going to have to figure out how to win their hearts and minds, and to earn their respect.

To maintain our competitive advantage, more than anything, we must maintain our very strong Culture. Our Culture is key to our success, and it is the hallmark of our identity. Both Southwest and AirTran are kindred Warrior Spirits. As Gary has said, “We will continue to build upon our outstanding Customer experiences, strong and unique Cultures, and award-winning, safe operations. We believe this acquisition can benefit all Stakeholders. Ultimately, we are very excited to spread low fares farther and look forward to working together with AirTran to realize the new opportunities and benefits we expect to derive from this combination.”

We have acquired two* other airlines in our past, Muse Air in 1985 and Morris Air in 1993. The Muse and Morris Air acquisitions gave us opportunities to grow our route map, our Customers, and our People. The AirTran acquisition would provide additional opportunities. To realize the true potential of this deal, however, we must demonstrate to everyone watching what it means to Live the Southwest Way.

This transition will take time and we have a lot of work to do. Gary has said several times recently to Southwest Leaders, “It’s going to be hard work, it’s going to be a risk, but tell me why we can’t do it? Can’t is a word that doesn’t show up very much at Southwest Airlines. You have all the tools available to you as Leaders, to make this work. And to make it work well. We want to make sure that we do it in a high quality way, and we want to make sure that we preserve our Culture. We want to make sure that we bring the AirTran Employees into the Southwest Family in a way that they feel good and of course, in a way that all of our People feel good. So, I think that means that we’re going to need to do things at a reasoned pace, so that we have time to make sure that we do all of those things in a real high quality way.”

This is a wonderful opportunity that many of us may not have again in our careers. We need to relish it and make it all that we can. We will all learn a lot, we will grow, and as we continue to write the truly amazing story of Southwest Airlines, we’re going to feel really good about all of the great things it will mean—for all of us!

*Note: For those of you who have asked why we don’t include ATA Airlines in the list of past acquisitions, we did not “acquire” ATA Airlines in 2004. Southwest’s bid to purchase certain assets of ATA Airlines, along with debtor-in-possession financing to ATA, was awarded by a federal bankruptcy court. Those assets primarily included leaseholds of six Chicago Midway Airport gates and an aircraft maintenance hangar.

Maintaining a Strong Culture

Transcript: Gary Kelly video blog

November 3, 2010

Intro slate: Gary talks about keeping our Culture strong

Gary Kelly: High on our list is to be a great place to work. High on our list is to take care of our people and have a strong culture. That is still in the same spot on our list, looking forward. And I can tell you that we would not have done the deal, if we thought that it was going to ruin the culture.

Gary Kelly: Yeah it’s going to be hard work, yeah it’s going to be a risk, but tell me why we can’t do it? Can’t is a word that doesn’t show up very much at Southwest Airlines. I just reject that.

Gary Kelly: An important component of this is I think that they believe that we’re a good company who respects people, and that we’re going to respect them.

Gary Kelly: We’re going to have to figure out how to win their hearts and minds, and to win their respect.

Gary Kelly: They are a 17 year old company, they have done a remarkable job recovering from the ValuJet debacle, they are right now the low cost producer, with the number one baggage handling, they have a very solid brand they have a very solid operation.

Gary Kelly: So I think we’re going to need to - just like you’ve done over your careers and over time, it takes time to develop trust with people, and that’s what we’re going to have to do here.

Gary Kelly: You get to go in and see how somebody else does something. And how encouraging would it be to them if you actually adopted some of their ideas. It’s just the classic, you got to listen to your people as part of that basic communication.

Gary Kelly: So it’s within us to make that work.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Southwest will be available free of charge on Southwest’s website at www.southwest.com under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran will be available free of charge on AirTran’s website at www.airtran.com under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5187.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These include statements relating to Southwest’s plans and expectations with respect to the acquisition of AirTran, including (i) the anticipated impact of the acquisition on Southwest’s culture and related employee matters, (ii) the anticipated opportunities for Southwest, and (iii) the anticipated benefits for stakeholders. These forward-looking statements are based on Southwest’s current intent, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.